Exhibit 99.1

January 11, 2016

DT ASIA INVESTMENTS LIMITED TO COMBINE WITH CHINA LENDING GROUP TO FORM CHINA DIRECT
LENDING CORPORATION

●	Adrie Global Holdings Limited (“China Lending Group”), through its variable interest entity, Urumqi Feng Hui Direct Lending Co., Limited (“China Lending”), provides collateralized credit-based financings to Northwest China's fast-growing micro, small and medium sized enterprises (“MSMEs”), customers currently underserved by commercial banks
○	Historically, MSMEs in China have grown much faster than large state owned enterprises (SOEs)
○	The growth of China’s economy will continue to come from MSMEs; while demand for growth capital will remain high
○	Existing bank credit system in China not geared towards small loans

●	China Lending is one of the largest direct lending companies in Urumqi, the capital of Northwest China’s largest province (Xinjiang Autonomous Region)
○	As of September 30, 2015, China Lending had registered capital of $94.2 million and a loan balance of $134.7 million, which represented approximately 4.4% of loan balances of all MSMEs direct lenders in the Xinjiang province (loan balance up 1.2% vs. 2014 year end and 79.5% vs. 2013 year end)
○	Xinjiang is one of the fastest growing provinces in China, with 8.4% GDP growth in the nine months ended September 30, 2015, compared to China’s 6.9% GDP growth for the same period of 2015
●	Fast growing and profitable business
○	Revenue of $18.8 million for the year 2014; up 63.8% as compared to 2013; revenue for the nine months ended September 30, 2015 of $19.7 million, up 71.0% as compared to the same period of 2014
○	Net income of $11.3 million for the year 2014; up 61.1% as compared to 2013; net income for the nine months ended September 30, 2015 of $10.4 million, up 58.4% as compared to the same period of 2014
○	Net interest margin of 16% for the year 2014; net interest margin for the nine months ended September 30, 2015 of 12.2%
○	Return on Equity (ROE) of 14.7% (time weighted average ROE of 17.5%) for the year 2014; ROE of 10.0% for the first nine months of 2015 (projected ROE of 14.0% for full year 2015)
○	Non-performing loans, where the loans are not collected after default, were near zero for the year 2014 and for the nine months ended September 30, 2015

●	China Lending Group is seeking further expansion through organic growth, acquisitions and strategic partnerships.
●	Pro forma enterprise value of China Lending Group of approximately $193.2 million, assuming no DT Asia shareholder redemptions and without giving effect to the 8 million earn-out shares that are held in escrow at the closing as described below
○	If only the minimum closing condition of $12 million in proceeds from the preferred stock private placement financing is met, then the enterprise value would be $193.2 million just after closing (without giving effect to the 8 million earn-out shares that are held in escrow at the closing)

January 11, 2016

○	DT Asia to issue 20 million shares at closing to China Lending Group shareholders, with 8 million of such shares held in escrow as an earn-out
○	After the closing, such 8 million shares held in escrow are subject to forfeiture (along with related dividends) if targets under a 3-year net income based earn-out are not met or if indemnification claims are made by DT Asia
●	Dividend policy: 15% of China Lending Group’s calendar year 2015 net income to be subject to dividend after closing; calendar year 2016 and onwards - 25% of combined net income to ordinary shareholders to be paid quarterly (subject to Board of Directors approval). Paid in cash or ordinary shares at the election of the shareholder
●	Post-closing, the combined company is expected to trade on NASDAQ under the ticker symbol CDLC with its new name: China Direct Lending Corporation

New York, NY and Urumqi, China – January 11, 2016 – DT Asia Investments Limited (NASDAQ: CADT; CADTW; CADTU; CADTR) (“DT Asia”) and Adrie Global Holdings Limited (“China Lending Group”), a privately-held holding company that primarily operates through its consolidated variable interest entity, Urumqi Feng Hui Direct Lending Co., Limited (“China Lending”), today jointly announced the execution of a definitive Share Exchange Agreement under which China Lending Group will become a subsidiary of DT Asia. Post-closing, the combined company is expected to trade on NASDAQ under the ticker symbol “CDLC” and change its name to China Direct Lending Corporation.

Founded in 2009, China Lending is a non-bank direct lending corporation and provides services to MSMEs, farmers, and individuals; customers who are currently underserved by commercial banks in China. The existing credit/lending system in China is stacked against MSMEs, which are generally unable to get loans directly from commercial banks. Currently, less than 5% of MSMEs in China have access to capital from commercial banks even while demand for loans continues to grow. China Lending Group’s platform provides MSMEs with flexible term loans, attractive rates, and fast turnaround loan approval time.

Headquartered in Urumqi, the capital of Xinjiang Autonomous Region, with a registered capital of $94.2 million as of September 30, 2015, China Lending is one of the largest direct lending companies in the Region in terms of registered capital. China Lending’s aggregate outstanding loan balances as of September 30, 2015 was $134.7 million, up 1.2% vs. 2014 year end and up to 79.5% vs. 2013 year end, and it was ranked as the 5th largest enterprise of its kind in 2014, across China, based on the Golden Credit Rating International agency.

China Lending’s revenues rose 63.8% in 2014 to $18.8 million from $11.5 million in 2013, while its net income rose by 61.1% in 2014 to $11.3 million from $7.0 million in 2013. China Lending’s revenue and net income for the nine months ended September 30, 2015 were $19.7 million and $10.4 million, up 71.0% and 58.4%, respectively, as compared to the same period of 2014.

Please see the accompanying summary unaudited financial tables for additional information.

Stephen N. Cannon, Chief Executive Officer of DT Asia, commented, “Since our IPO, we actively searched for an acquisition target with a unique but established business, reputable track record of historical growth, and a management team with a disciplined approach and strong commitment to creating long-term shareholder value. China Lending Group’s management commitment to maintain strong risk control business practices by focusing on high-quality, fast-growing MSMEs and sole proprietorship companies resulted in a 79.5% increase in total loans as of September 30, 2015 vs. 2013 year end and near zero non-performing loans for 2014 and the nine months ended September 30, 2015. We believe that China Lending Group’s low risk approach, its high growth and high margin business represents a very attractive opportunity for our shareholders. We look forward to being actively involved in assisting China Lending Group to reach its goals.”

January 11, 2016

Jingping Li, Co-Founder & CEO of China Lending Group, stated, "Following the business combination, China Direct Lending Corporation will be the first U.S. publicly listed finance company in western China, focused on the financing needs of micro, small and medium business enterprises and entrepreneurs based on rigorous lending criteria. The prestige and transparency which comes from a NASDAQ listing and our position as the first finance company of its kind in Xinjiang Province - a gateway to the "New Silk Road" - positions us well to capitalize on our extraordinary growth opportunity."

The Transaction

Under the terms of the Share Exchange Agreement, China Lending Group shareholders will receive 20 million newly-issued ordinary shares of DT Asia, with 8 million of such shares held in escrow (and related dividends held back by DT Asia) and subject to forfeiture in the event that the combined companies fail to meet certain net income targets for calendar years 2016, 2017 and 2018 and an average net income target for all three years combined, or for indemnification claims made after the closing of the business combination by DT Asia against the China Lending Group shareholders pursuant to the Share Exchange Agreement.

Additionally, subject to the approval of DT Asia’s Board of Directors, the parties intend that DT Asia will establish the following dividend policy: (1) 15% of China Lending Group’s 2015 net income, to be distributed to DT Asia ordinary shareholders within 45 days after the closing of the business combination; (2) 25% of DT Asia’s and China Lending Group’s combined net income to ordinary shareholders for the period from January 1, 2016 through the end of the fiscal quarter in which the closing of the business combination occurs, to be distributed to DT Asia ordinary shareholders within 45 days after the date that DT Asia files its first Quarterly Report on Form 10-Q or Annual Report on Form 10-K after the closing of the business combination; and (3) for each fiscal quarter thereafter, 25% of DT Asia’s net income to ordinary shareholders, to be distributed to DT Asia ordinary shareholders on a quarterly basis within 45 days after DT Asia files its Quarterly Report on Form 10-Q or Annual Report on Form 10-K. As part of the business combination, DT Asia will change its fiscal year (currently March 31 FYE), to a calendar year to coincide with China Lending Group.

The transaction is expected to close in the first quarter of 2016 and is subject to the approval of DT Asia’s public shareholders and certain other closing conditions, including the $10 million minimum cash requirement and the $12 million in proceeds from the preferred stock private placement financing described in the following paragraph.

DT Asia anticipates raising additional proceeds prior to the closing of the business combination with China Lending Group through the sale of preferred stock in a private placement to certain institutional or accredited investors for a total of at least $12 million dollars and so that at least $10.0 million in cash or cash equivalents is on DT Asia’s balance sheet immediately following the business combination, after taking into account any redemptions, but before taking into account any DT Asia transaction expenses and liabilities. The sale of at least $12 million in such private placement and the satisfaction of the foregoing $10.0 million cash requirement is a condition to the closing of the business combination.

EarlyBird Capital, Inc. is acting as financial advisor to DT Asia, and Cassel Salpeter & Co., LLC delivered to DT Asia’s Board of Directors a fairness opinion in connection the Board’s approval of the business combination. Ellenoff Grossman & Schole, King & Wood Mallesons and Ogier are acting as legal advisors to DT Asia, and Foley & Lardner and Deheng Law Offices are acting as legal advisors to China Lending Group.

For additional information on the acquisition, see the Current Report on Form 8-K to be filed by DT Asia with the Securities and Exchange Commission (“SEC”) on or before January 15, 2016. This filing can be obtained, without charge, at the SEC's website (http://www.sec.gov).

January 11, 2016

About China Lending Group and its Markets

China Lending currently provides two principal loan products, with loan sizes ranging from RMB 5,000 to RMB 30 million:

-	Business loans, which include agriculture loans, industry enterprises collateral-backed loans and other MSMEs loans, are offered to business customers who borrow money in the name of legal entities; and,
-	Personal loans, including individual businesses, sole proprietors, entrepreneurs and other loans, are business loans offered to customers that are natural persons who borrow money in their own personal name.

Strong credit risk control policy

-	Highly experienced, strong risk management team focuses on effective control policies in granting loans as a corporate culture to protect shareholders.
-	Approximately 75% of loans are funded from China Lending’s capital and retained earnings.
-	Unique and stringent risk management measures: senior management is personally responsible for bad-loans (when non-performing loan ratio exceeds 1%), which similar policy will continue after the business combination.

New opportunities for growth:

-	China Lending’s consulting and credit risk analysis services, its newly established business segment, is expected to be one of the growth drivers for 2016 and beyond. This segment supports core non-bank lending business and due diligence efforts.
-	The development of a peer-to-peer (P2P) lending platform and the setup of the first internet banking platform operating out of the region.
-	The development of a Credit Risk Analytics Platform and by providing customers with professional risk management services and credit rating services.
-	Nationwide consulting and risk management license to provide China Lending with access to clients outside of its core market
-	Expansion in major financial centers such as Beijing, Shanghai and Shenzhen.

Strategic location provides China Lending with access to a large pool of MSMEs, in a range of industries.

Xinjiang is one of the fastest growing provinces in China with a 10.0% GDP growth in 2014, vs China’s 7.4% GDP growth in 2014, and 8.4% GDP growth for the nine months ended September 30, 2015, compared to China’s 6.9% GDP growth for the same period of 2015. Under China's "One Road, One Belt” or “New Silk Road”, a $40 billion project, Urumqi is expected to become a major trade hub connecting Beijing and provinces of Gansu, Shanxi and Sichuan with Central Asia and Turkey. Additionally Urumqi is strategically located near Kazakhstan and Kyrgyzstan, which provides a gateway to Central Asia and Eastern Europe.

Direct lending industry in China

China’s financing industry is dominated by banks, which largely serve state-owned enterprises, while underserved private sector businesses, primarily MSMEs, are being offered flexible, effective and diversified financing mainly by direct lenders.

Proposed liberalized regulations

China’s government is supporting favorable regulatory policies for existing large direct lenders, such as China Lending. Under a newly proposed policy, several operational restrictions would be removed which would allow MSMEs to borrow with more flexible terms (loan duration and size) while at the same time allow well-managed direct lenders to offer a diversity of lending products and financing programs.

High entry barriers for new lenders; fragmented market with consolidation opportunities

New government policies have increased requirements (higher capital thresholds and higher professional qualifications for senior management) and have made it harder for new lenders to obtain business licenses and for smaller players to offer new products. These new policies encourage M&A activities where mid and large direct lenders, like China Lending Group, can take over or creating strategic partnerships with smaller players, thus creating larger direct lenders as the backbone of the non-bank financing infrastructure. Of note, China Lending Group’s loan balance as of September 30, 2015 was $134.7 million, representing 4.4% of the aggregate loan balances of all MSMEs direct lenders in the Xinjiang province.

January 11, 2016

As illustrated in the tables below, China Lending’s strategy has delivered consistent historical growth:

($ in million)	2009	2010	2011	2012	2013	2014
Revenue	$0.6	$3.3	$8.5	$11.0	$11.5	$18.8
Net Income	$0.1	$1.4	$5.0	$7.8	$7.0	$11.3
Net Assets	$8.3	$25.6	$53.1	$51.1	$52.6	$101.3
Loan Balance	$8.4	$29.6	$65.8	$59.8	$74.3	$131.7

Implementing additional capital for growth:

$ in million; FY 2013-2014 audited; Last Twelve Months (LTM) 9/30/15 unaudited

			LTM	Full Year Projection	Earn-Out Target	Earn-Out Target	Earn-Out Target
	2013	2014	9/30/15	2015	2016(1)	2017 (1)	2018 (1)
Revenue	$11.5	$18.8	$27.0	$28.6	$53.6	$77.3	$100.5
Net Income	$7.0	$11.3	$15.2	$14.8	$25.2	$34.1	$39.5
Earn-out Shares Released from Escrow					2,666,667	2,666,667	2,666,666

(1) 2016 - 2018 projected net income is based on management earn-out targets assuming that there are no changes in maximum interest rate at which China Lending Group may lend, no redemptions by DT Asia shareholders, $12 million raised from PIPE investors, DT Asia transaction expenses of $3.9 million, a March 31, 2016 closing date for the business combination and no changes in the People’s Bank of China (“PBOC”) base interest rate from the rate of 4.35% as of December 31, 2015.  The average earn-out target for all three years under such circumstances is $ 34.7 million.  These targets vary based upon the actual date of the closing of the business combination in 2016, changes in the maximum rate at which China Lending Group may lend (which is currently tied to the base interest rate of the PBOC) and the net closing cash proceeds available to DT Asia after giving effect to redemptions and payment of transaction expenses.  If there are full redemptions by all DT Asia shareholders, but the closing condition of $12 million in proceeds from the preferred stock private placement financing is met, assuming the same closing date and PBOC base interest rate, these are only $15.9 million, $20.3 million and $23.0 million in 2016, 2017 and 2018, respectively, and a three year average of $20.2 million.  Some of these targets may further be reduced if the transaction closes in later months in 2016, and the PBOC base interest rate decreases.  Further to the above, under the terms of the Share Exchange Agreement, the Earn-Out Targets will be calculated in RMB based on the June 30, 2015 USD/CNY exchange rate of 6.1088. As of January 9th, 2016, the USD/CNY exchange rate was 6.5928.

Financial Presentation

Certain financial information and data contained in the exhibits hereto are unaudited and do not conform to SEC regulations S-X. Accordingly, such information and data may be adjusted and presented differently in DT Asia’s preliminary and definitive proxy statement to solicit stockholder approval of the transactions described herein and to DT Asia security holders in connection therewith.

January 11, 2016

About DT Asia

DT Asia is a blank check company, also commonly referred to as a Special Purpose Acquisition Company, or SPAC, formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, purchasing all or substantially all of the assets of, entering into contractual arrangements, or engaging in any other similar business combination with one or more businesses or entities. DT Asia’s units, ordinary shares, rights and warrants are currently listed on the Nasdaq Capital Market under the symbols “CADTU,” “CADT,” “CADTR” and “CADTW,” respectively. We intend to apply to continue the listing of our ordinary shares and warrants on the Nasdaq Capital Market under the symbols “CLDC” and “CLDCW,” respectively, upon the closing of the business combination.

Participants in the Solicitation

DT Asia and its directors and executive officers may be deemed to be participants in the solicitation of proxies for the annual meeting of DT Asia stockholders at which DT Asia’s stockholders will be asked to approve the business combination and certain related matters (the "DT Asia Meeting"). A list of the names of DT Asia's directors and officers is contained in DT Asia's Annual Report on Form 10-K for the fiscal year ended March 31, 2015 (the "Annual Report") filed by DT Asia with the SEC on May 7, 2015.

Additional Information and Where to Find it

Stockholders of DT Asia and other interested persons are advised to read, when available, DT Asia's preliminary and definitive proxy statements in connection with DT Asia's solicitation of proxies for the DT Asia Meeting, because these documents will contain important information. Such persons can also read DT Asia's Annual Report for a description of the security holdings of the DT Asia officers and directors and their respective interests as security holders in the successful consummation of the transactions. The definitive proxy statement will be mailed to DT Asia's stockholders as of a record date to be established for voting on the transactions. DT Asia Stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to DT Asia Investments Limited, Room 1102, 11/F, Beautiful Group Tower, 77 Connaught Road Central, Hong Kong. These documents, once available, and DT Asia's Annual Report on Form 10-K can also be obtained, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov).

January 11, 2016

Forward-Looking Statements

This press release includes "forward-looking statements" that are not historical facts, and involve risks and uncertainties that could cause actual results to differ materially from those expected and projected. Words such as "expects", "believes", "anticipates", "intends", "estimates", "seeks" and variations and similar words and expressions are intended to identify such forward-looking statements. Such forward-looking statements relate to future events or future performance, but reflect the parties’ current beliefs, based on information currently available. Most of these factors are outside the parties’ control and are difficult to predict. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward-looking statements. Factors that may cause such differences include: business conditions; natural disasters; changing interpretations of U.S. generally accepted accounting principles; outcomes of government reviews; inquiries and investigations and related litigation; continued compliance with government regulations; changes in legislation or regulatory environments, requirements or changes adversely affecting the business of DT Asia and China Lending Group, including but not limited to difficulties in maintaining and managing continued growth, difficulties in ensuring performance of loans, fluctuations in revenue and margins and difficulties in meeting the required earn-out targets, restrictions on the ability to make dividend payments, and difficulties in acquiring smaller competitors; general economic conditions; geopolitical events and regulatory changes; and the failure to maintain the listing of DT Asia’s securities on The Nasdaq Stock Market. Other factors include the possibility that the business combination does not close, including due to the failure to receive required security holder approvals, the failure to complete the contemplated private placements or the failure of other closing conditions. The foregoing list of factors is not exclusive. Additional information concerning these and other risk factors are contained in DT Asia’s filings with the SEC. All subsequent written and oral forward-looking statements concerning DT Asia and China Lending Group, the transactions described herein or other matters and attributable to DT Asia, China Lending Group and China Lending Group’s shareholders or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither DT Asia, China Lending Group nor China Lending Group’s shareholders undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in their expectations or any change in events, conditions or circumstances on which any such statement is based.

Contacts:

DT Asia

DT Asia Investments Limited

Emily Tong, Chairman of the Board

or

Stephen N Cannon, Chief Executive Officer

Investorrelations@DTAsiaInvest.com

Investor Relations:

The Equity Group Inc.

Lena Cati, Vice President

212-836-9611

lcati@equityny.com